Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
April 16, 2018
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

VIA EDGAR Ms. Deborah O’Neal-Johnson Division of Investment Management Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	The Oberweis Funds Post-Effective Amendment No. 61 (File Nos. 33-9093 and 811-4854)

Dear Ms. O’Neal-Johnson:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on March 26, 2018 during our telephone conference regarding the post-effective amendment filing of the Trust made on February 7, 2018.

1.	Summary – Fees and Expenses of the Fund

a.	Comment: Please include a line item for Acquired Fund Fees and Expenses in the fee table if they are estimated to be one basis point or more.

Response: Acquired Fund Fees and Expenses are not estimated to be one basis point or more. Accordingly, no corresponding line item has been added to the fee table.

b.	Comment: Footnote 2 has a blank for the expense limitation agreement. Please note that the expense limitation agreement must be in effect for at least one year from the effective date of the prospectus in order to be included in the fee table.

Response: The footnote has been revised to reflect that the expense limitation is in effect through April 30, 2019.

2.	Summary – Principal Investment Strategies

a.	Comment: Please explain supplementally how the adviser’s ability to actively trade the Fund’s portfolio is consistent with the Fund’s investment objective to maximize long-term capital appreciation.

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Ms. Deborah O’Neal-Johnson

April 16, 2018

Response: The Fund will invest in emerging markets, which the adviser believes is an inefficiently priced asset class where market conditions can change rapidly and price discovery for individual stocks can occur unpredictably. Generally, the adviser expects above-average turnover in implementing its strategy in the Fund, although that may not be the case in every period. As new information comes to the market, the relative opportunities inevitably change, leading to regular portfolio repositioning. Beyond that, macroeconomic events in emerging markets can create unusual opportunities at a country level that could also drive portfolio changes. In short, the Fund is an actively-managed portfolio focused on individual stock selection and as relative opportunities change, so will the portfolio holdings, to a greater magnitude than an average equity fund. This strategy is long-term in nature due to the short-term volatility of the asset class and, all else equal, the adviser’s preference is to hold investments for the long-term. However, because prices of securities in emerging markets can change rapidly, implementation of the adviser’s strategy requires a nimbleness that typically results in above-average turnover over time.

3.	Summary – Principal Risks

a.	Comment: If equity-linked certificates risk is a principal risk, please include related disclosure under “Principal Investment Strategies.”

Response: The “Principal Investment Strategies” section has been revised to indicate that the Fund may invest in equity-linked certificates.

4.	Summary – Buying and Selling Fund Shares

a.	Comment: The disclosure states that there is no minimum investment requirement for subsequent purchases of Institutional Class shares. Please disclose the requirement for Investor Class Shares.

Response: The disclosure has been revised accordingly.

5.	Investment Objective, Policies and Risks

a.	Comment: Please confirm that, for each risk (see, for example, Government Relationships Risk), related disclosure is included under “Principal Investment Strategy of the Fund.”

Response: The disclosure has been revised to indicate that the Fund may invest in Asian companies (government relationships risk) including Chinese securities (RMB currency risk).

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Ms. Deborah O’Neal-Johnson

April 16, 2018

Please call me at (312) 609-7616 if you have any questions.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

cc:	Patrick B. Joyce James A. Arpaia